April 6, 2011

Board of Trustees
Managed Portfolio Series
615 East Michigan Street
Milwaukee, WI 53202

To the Board of Trustees:

In order to provide the Managed Portfolio Series (the “Trust”) with initial capital to enable the public offering of each series of shares of beneficial interest of the Trust (each, a “Fund”), U.S. Bancorp Fund Services, LLC (“USBFS”) hereby subscribes to purchase 10,000 Institutional Class shares of the Corporate America Short Duration Fund at a price of $10.00 per share, for a total of $100,000.00.

USBFS represents and warrants that such purchase of shares is being made for investment purposes and not with a view towards the distribution thereof, and without any present intention of selling such shares.

Sincerely,

By:
/s/ Eric W. Falkeis
Name:  Eric W. Falkeis
Title: Chief Financial Officer